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                                                                    Exhibit 99.3


                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                 MARCH 31, 1997

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS


                                TABLE OF CONTENTS
                                -----------------




                                                                                                             Page
                                                                                                             ----
   Consolidated Balance Sheets as of March 31, 1997 and December 31, 1996..............................        2

   Consolidated Statements of Operations for the three months ended March 31, 1997
         and March 31, 1996............................................................................        3

   Consolidated Statement of Stockholder's Equity (Deficit) for the three months
         ended March 31, 1997..........................................................................        4

   Consolidated Statements of Cash Flows for the three months ended March 31, 1997
         and March 31, 1996............................................................................        5

   Notes to Consolidated Financial Statements..........................................................        6



                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================

                                                                                 March 31,       December 31,
                                                                                   1997             1996
                                                                                 ---------       ------------
ASSETS
Current assets:
  Cash and cash equivalents ...............................................      $   1,018       $   1,875
  Accounts receivable - trade .............................................            685             166
  Receivables from affiliates .............................................         33,651
  Inventories .............................................................          3,382           3,569
  Other current assets ....................................................          1,930           2,640
                                                                                 ---------       ---------
     Total current assets .................................................         40,666           8,250

Property, plant and equipment, at cost, less
      accumulated depreciation of $454 and $676 ...........................          9,666          59,607
Goodwill, net .............................................................          1,081           1,094
Deferred finance costs ....................................................                          2,805
Other .....................................................................              5             540
                                                                                 ---------       ---------
     Total assets .........................................................      $  51,418       $  72,296
                                                                                 =========       =========


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable ...........................................................      $   3,000       $  21,658
  Accounts payable - trade ................................................          4,255          13,074
  Due to affiliates .......................................................         45,638          48,875
  Unearned revenue ........................................................              3           7,406
  Accrued taxes ...........................................................         18,989           8,474
  Accrued interest ........................................................             45             597
  Other accrued liabilities ...............................................          2,019           2,692
                                                                                 ---------       ---------
     Total current liabilities ............................................         73,949         102,776

Notes payable .............................................................          1,758
Unearned revenue ..........................................................                          9,458
Other liabilities .........................................................         26,990           1,494

Commitments and contingencies..............................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding ...................................            701             701
  Additional paid-in-capital ..............................................          5,600           3,400
  Deficit .................................................................        (57,580)        (45,533)
                                                                                 ---------       ---------
     Total stockholder's equity (deficit) .................................        (51,279)        (41,432)
                                                                                 ---------       ---------

     Total liabilities and stockholder's equity (deficit) .................      $  51,418       $  72,296
                                                                                 =========       =========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================




                                                     Three Months Ended
                                                   ------------------------
                                                   March 31,      March 31,
                                                     1997           1996
                                                   ---------      ---------
Net sales ...................................      $ 13,704       $ 10,839
Cost of sales ...............................        11,329          9,995
                                                   --------       --------

Gross profit ................................         2,375            844
Operating, selling, administrative and
       general expenses .....................         1,978          2,061
                                                   --------       --------

Operating income (loss) .....................           397         (1,217)

Other income (expense):
   Interest income ..........................           480
   Interest expense .........................        (2,148)        (1,824)
   Gain on sale of stock ....................        25,563
   Gain on foreign currency exchange ........           200            153
   Other, net ...............................           (29)          (156)
                                                   --------       --------

Income (loss) before income taxes ...........        24,463         (3,044)
Provision for income taxes ..................        12,482            451
                                                   --------       --------

Net income (loss) ...........................      $ 11,981       $ (3,495)
                                                   ========       ========




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================

                                             Common Stock             Additional
                                          ---------------------        Paid-in
                                          Shares         Amount         Capital       Deficit         Total
                                          ------         ------       -----------     -------         -----
Balance, December 31, 1996 ........       701,000       $    701       $  3,400      $(45,533)      $(41,432)

Net income ........................                                                    11,981         11,981

Distributions to parent ...........                                                   (24,028)       (24,028)

Capital contribution ..............                                       2,200                        2,200
                                         --------       --------       --------      --------       --------
Balance, March 31, 1997 ...........       701,000       $    701       $  5,600      $(57,580)      $(51,279)
                                         ========       ========       ========      ========       ========





                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

================================================================================

                                                                                     Three Months Ended
                                                                                  ------------------------
                                                                                  March 31,      March 31,
                                                                                    1997           1996
                                                                                  ---------     ---------
Net cash used in operating activities ......................................      $ (1,218)      $ (1,962)
                                                                                  --------       --------

Cash flows from investing activities:
      Capital expenditures .................................................          (658)        (4,584)
      Proceeds from sale of BML, net .......................................        20,002
      Proceeds from sale of option to purchase
        stock in Liggett-Ducat .............................................         2,200
                                                                                  --------       --------
Net cash provided by (used in) investing activities ........................        21,544         (4,584)
                                                                                  --------       --------

Cash flows from financing activities:
      Proceeds from debt ...................................................         3,000          1,648
      Repayments of debt ...................................................          (155)          (155)
      Borrowings under revolver ............................................                        4,254
      Repayments on revolver ...............................................                         (195)
      Distributions paid to parent .........................................       (24,028)
                                                                                  --------       --------
Net cash (used in) provided by financing activities ........................       (21,183)         5,552
                                                                                  --------       --------

Net decrease in cash and cash equivalents ..................................          (857)          (994)

Cash and cash equivalents, beginning of period .............................         1,875          1,660
                                                                                  --------       --------
Cash and cash equivalents, end of period ...................................      $  1,018       $    666
                                                                                  ========       ========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary engaged in the construction of a new cigarette factory, and, prior to January 31, 1997, BrookeMil Ltd. ("BML"), a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia.

         On July 5, 1996, Liggett Group Inc. ("Liggett"), a wholly-owned subsidiary of BGLS, purchased from the Company 140,000 shares (19.97%) of the tobacco operations of Liggett-Ducat for $2,100. Ten-year option agreements currently in place enable Liggett to increase its ownership in Liggett-Ducat to 95%. (Refer to Note 7.)

         In December 1996, the Company cancelled BML intercompany debt in exchange for 10,483 shares of newly issued BML common stock. These shares represent 99.1% of the outstanding shares of BML. On January 31, 1997, such shares were sold to New Valley Corporation ("NVC"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1996, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1996 consolidated financial statements have been reclassified to conform to the 1997 presentation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         The Company has historically relied on Brooke and BGLS for sources of financing. At March 31, 1997, the Company had net capital and working capital deficiencies of $51,279


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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

         and $33,283, respectively. The Company has upgraded the cigarette operations' tobacco processing complex and is continuing to implement cost-saving measures. Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard.

3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold its 99.1% of the outstanding shares of BML to New Valley Corporation ("New Valley") for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with an annual interest rate of 9%. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $25,500. The remaining $27,000 has been deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and, further, a portion of the property sold is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put a portion of the property sold back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600. The Company distributed the $21,500 cash proceeds received from the sale of BML to BGLS and anticipates distributing to BGLS proceeds from the $33,500 promissory note.

         In connection with the sale of the BML shares, certain specified liabilities aggregating $40,800 including the Vneshtorgbank loan with a balance of $20,418, remained with BML. Further, the Company, Brooke and BGLS each contributed to the capital of BML, through cancellation of all indebtedness of BML to each such entity, the aggregate amount of which was $19,275 including accrued interest thereon. Further, Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the site on the same basis as in the past. The Use Agreement is terminable by BML on 270 days' prior notice.

         SUBSEQUENT EVENTS:

         On April 18, 1997, BML sold one of its office buildings, Ducat Place I, to a third party. Accordingly, the Company will recognize approximately $1,490 of the deferred gain on the BML sale in the second quarter, 1997.

         On April 28, 1997, New Valley paid BOL $3,500, representing a portion of the promissory note payment due to BOL on June 30, 1997, together with accrued interest thereon.



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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


4.       INVENTORIES

         Inventories consist of:

                                                  March 31,  December 31,
                                                    1997        1996
                                                  ---------  ------------
          Finished goods ....................      $  319      $
          Work-in-process ...................         314          53
          Raw materials .....................       1,925       2,664
          Replacement parts and supplies ....         824         852
                                                   ------      ------
                                                   $3,382      $3,569
                                                   ======      ======

         The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At March 31, 1997, the Company had leaf tobacco purchase commitments of $4,934.

5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                   March 31,    December 31,
                                                     1997          1996
                                                   ---------    ------------
          Buildings .........................      $            $ 8,064
          Factory machinery and equipment ...        4,526        4,419
          Computers and software ............          295          289
          Office furniture and equipment ....          137          129
          Vehicles ..........................          416          416
          Construction-in-progress ..........        4,746       46,966
                                                   -------      -------
                                                    10,120       60,283
          Less accumulated depreciation .....          454          676
                                                   -------      -------
                                                   $ 9,666      $59,607
                                                   =======      =======

         Purchase commitments of approximately $2,000 have been made for factory machinery. Of this amount, $1,000 is payable in July 1997; the other $1,000 is payable over a period of 5 years with interest at 8% per annum.

         SUBSEQUENT EVENT:

         On April 28, 1997, BOL purchased excess production equipment from Liggett for $3,000.




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

                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

6.       LONG-TERM DEBT

         Current and long-term debt consist of the following:

                                                  March 31,    December 31,
                                                    1997          1996
                                                  ---------    ------------
          Bank loan .........................      $            $20,418
          Deferred financing fees ...........                     1,240
          Notes payable .....................        4,758
                                                   -------      -------
                                                     4,758       21,658
          Less current maturities ...........        3,000       21,658
                                                   -------      -------
          Amount due after one year .........      $ 1,758      $
                                                   =======      =======

         In October 1995, Liggett-Ducat entered into a loan agreement with Vneshtorgbank to borrow up to $20,418 to fund real estate development. At December 31, 1996, BML had drawn down $20,418 of the loan. In connection with the sale of BML to New Valley, the Russian bank loan remained at BML and the Company and Brooke, as guarantor, were indemnified by New Valley with respect to this liability. (Refer to Note 3.)

         REVOLVING CREDIT FACILITY:

         In February and March 1997, the Company obtained lines of credit in the amounts of $1,000 at 28% per annum and $2,000 at 26%, respectively, in order to secure tobacco commitment purchases. The lines of credit will expire in May 1997 and June 1997. In April and May 1997, the rates of interest were renegotiated at 23%. Also in April 1997, an additional $1,000 line of credit was obtained. Brooke is a guarantor on the lines of credit.

7.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, Brooke and BGLS have advanced funds to BML for its real estate developments projects. The amount due to Brooke and BGLS under this facility at March 31, 1997 was $33,410 including interest of $12,128, of which $19,933 including interest of $5,897 is due from Liggett-Ducat and LDT.

         On March 13, 1997, Liggett acquired a second option to purchase all remaining shares of Liggett-Ducat (an additional 33%) from the Company for $2,200. Of that amount, $2,050 was paid in cash and the Company recorded a receivable of $150.

8.       INCOME TAXES

         The entire 1996 and a portion ($741) of the 1997 provision for income taxes is payable pursuant to Russian statutory requirements. Further, the Company has recorded a


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
                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



         provision for income taxes of $11,741 related to its sale of BML in 1997 in accordance with its tax sharing agreement with Brooke.

9.       CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's Common Stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes due 2001.





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